UNITED STATES
                  SECURITIES EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

             FLORIDINO'S INTERNATIONAL HOLDINGS INC.

            NOTIFICATION OF LATE FILING OF FORM 10-Q


For the Period Ended: March 31, 2000


PART I. REGISTRANT INFORMATION

Full name of Registrant: FLORIDINO'S INTERNATIONAL HOLDINGS INC.

Address of Registrant:   3560 Cypress Gardens Road
                         Winter Haven, Florida 33884

PART II.  RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

              (a) The reasons described in reasonable detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;

   [x]        (b) The subject annual report on Form 10-Q will be
                  filed on or before the 5th calendar day
                  following the prescribed due date; and

              (c) The accountant's statement or other exhibit
                  required by Rule 12b-25(c) has been attached if applicable.


PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period:

    The Registrant during this year merged with another entity and therefore the Registrant requires additional time to compile the necessary information to prepare and file the Form 10-K. The Company is working with its attorneys as expeditiously as possible to do so. The Registrant is also working with its independent accountants to compile the necessary financial data to prepare audited financials for the Company which shall be incorporated into the Form 10-Q.


PART IV.   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Peter Moulinos, Esq.        (212)           265-4600
        (Name)                   (Area Code)   (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      [x] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [ ] Yes       [x] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2000

    FLORIDINO'S INTERNATIONAL HOLDINGS INC.
    --------------------
By: /s/ Nick Pirgousis
Title: Chairman of Board of Directors